UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc. 5601 Windhover Drive Orlando, FL 32819 (407) 351-3350 Attn: Thomas F. Dugan

with copies to:

William F. Wynne, Jr., Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-8316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,349,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,349,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,349,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,349,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,349,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,349,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Bluegreen Corporation, a Massachusetts corporation (the “Issuer”). According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2006, the principal executive offices of the Issuer are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 2.    Identity and Background

(a)	This Statement is being filed by and on behalf of: (i) Central Florida Investments, Inc. (“CFI”); (ii) the David A. Siegel Revocable Trust (the “Siegel Trust”); and (iii) David A. Siegel (“Mr. Siegel”). CFI, the Siegel Trust and Mr. Siegel are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	The business address of CFI is 5601 Windhover Drive, Orlando, Florida 32819. The business addresses of the Siegel Trust and Mr. Siegel are c/o Central Florida Investments, Inc., 5601 Windhover Drive, Orlando, Florida 32819.

(c)	CFI is a Florida corporation engaged in the business of timeshare sales and rentals. Mr. Siegel is a citizen of the United States and is the President and sole director of CFI and the sole trustee and beneficiary of the Siegel Trust.

The attached Schedule A lists the executive officers and directors of CFI, the sole trustee of the Siegel Trust and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)	During the past five years, none of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CFI is a Florida corporation. Mr. Siegel is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

     The Reporting Persons beneficially own 2,349,800 shares of Common Stock (the “Shares”). A total of 323,400 of the Shares are owned of record by Mr. Siegel (the “Siegel Shares”) and a total of 2,026,400 of the Shares are owned of record by CFI (the “CFI Shares”). A total of 2,318,900 of the Shares were purchased by virtue of the exercise of certain put contracts described below. The aggregate purchase price of the 2,349,800 Shares beneficially owned by the Reporting Persons was $29,355,889. Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and beneficiary of the Siegel Trust. CFI may be deemed to beneficially own all ot the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. CFI purchased the CFI Shares by using available working capital and Mr. Siegel purchased the Siegel Shares using personal funds.

     From time to time the Reporting Persons have purchased and sold securities of the Issuer. Beginning on or about June 14, 2005, the Reporting Persons began selling put contracts in the open market with varying expiration dates (the “Puts”). Each of the Puts gives its owner an option to sell 100 shares of Common Stock to the Reporting Persons at a price of $12.50 per share. The Reporting Persons received premiums between $0.15 and $1.25 per share for selling the Puts. As of July 19, 2006, the Reporting Persons have obligations to purchase 7,442,100 shares of Common Stock at $12.50 per share, if all such Puts are exercised prior to their expiration dates. On July 22, 2006, 576 Puts will expire if not exercised. On August 19, 2006, 70,595 Puts will expire if not exercised. On November 18, 2006, 3,250 Puts will expire if not exercised.

Item 4.    Purpose of Transaction

     The Reporting Persons sold the Puts to earn the premium customarily received for writing options and because they believed that, if such Puts were to be exercised, $12.50 per share represented an acceptable price to pay for the Common Stock. As of July 19, 2006, the Reporting Persons have obligations to purchase an additional 7,442,100 shares of Common Stock at $12.50 per share, if all the Puts are exercised prior to their expiration dates.

     CFI intends to monitor the Issuer’s business, trading performance, operating results, financial position and prospects. Depending on market conditions, including the trading activity with respect to the Issuer’s shares, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares, selling some or all of its Shares or purchasing or selling additional option contracts.

     Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)      A sale or transfer of a material amount of assets of the Issuer;

     (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)      Any material change in the present capitalization or dividend policy of the Issuer;

     (f)      Any other material change in the Issuer’s business or corporate structure;

     (g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)      Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)-(b)	Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of July 19, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)

Reporting Persons	0	2,349,800	2,349,800	7.7%
Central Florida Investments, Inc.(2)	0	2,349,800	2,349,800	7.7%
David A. Siegel(3)	0	2,349,800	2,349,800	7.7%
David A. Siegel Revocable Trust(4)	0	2,349,800	2,349,800	7.7%

(1)	The percentages of Common Stock indicated in this table are based on the 30,512,651shares of Common Stock outstanding as of May 5, 2006, as disclosed in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within sixty days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2)	CFI may be deemed to beneficially own all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. See Item 3.

(3)	Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. See Item 3.

(4)	The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and beneficiary of the Siegel Trust. See Item 3.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference. All of the put transactions listed on Schedule B were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule B were sold through brokers and effected on the New York Stock Exchange.

(d)	Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Schedule A	Executive Officers and Directors of CFI

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit A	Joint Filing Agreement

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006

CENTRAL FLORIDA INVESTMENTS, INC.

By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	President

DAVID A. SIEGEL REVOCABLE TRUST

By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	Trustee

/s/ David A. Siegel

David A. Siegel

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SCHEDULE A

Executive Officers and Directors of Central Florida Investments, Inc.(1)

Name	Citizenship	Present Principal Occupation or Employment	Business Address

David A. Siegel	USA	President and sole director of Central Florida Investments, Inc.	5601 Windhover Drive Orlando, FL 32819

Thomas F. Dugan	USA	Treasurer of Central Florida Investments, Inc.	5601 Windhover Drive Orlando, FL 32819

(1) Other than David A. Siegel, such persons disclaim beneficial ownership of any of the securities covered by this Statement.

Trustees of the David A. Siegel Revocable Trust

Name	Citizenship	Present Principal Occupation or Employment	Business Address

David A. Siegel	USA	Sole Trustee	5601 Windhover Drive Orlando, FL 32819

SCHEDULE B

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417

7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568

7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	7,300	$12.500

7/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	300	$12.500

7/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	2,500	$12.500

7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	300	$12.500

7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957

7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965

7/17/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	160,200	$12.500

7/17/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500

7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189

7/17/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,500	$12.500

7/14/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	63,900	$12.500

7/14/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	7,500	$12.500

7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200

7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200

7/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	101,900	$12.500

7/13/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500

7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143

7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155

7/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	67,100	$12.500

7/12/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	17,500	$12.500

7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155

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Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/12/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	52,500	$12.500

7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143

7/11/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	10,000	$12.500

7/11/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	201,100	$12.500

7/10/2006	David Siegel	Sold Puts	Aug-06	12.5	(305)	$1.150

7/10/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	248,400	$12.500

7/7/2006	David Siegel	Sold Puts	Aug-06	12.5	(380)	$1.153

7/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500

7/6/2006	Central Florida Investments, Inc.	sold shares			(5,900)	$11.397

7/5/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.100

7/5/2006	Central Florida Investments, Inc.	sold shares			(14,000)	$11.368

7/3/2006	David Siegel	Sold Puts	Aug-06	12.5	(234)	$1.100

7/3/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500

7/3/2006	Central Florida Investments, Inc.	sold shares			(22,900)	$11.432

7/3/2006	Central Florida Investments, Inc.	sold shares			(200)	$11.450

6/30/2006	David Siegel	Sold Puts	Aug-06	12.5	(150)	$1.100

6/30/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	500	$12.500

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.430

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,250)	$11.440

6/30/2006	Central Florida Investments, Inc.	sold shares			(5,000)	$11.400

6/30/2006	Central Florida Investments, Inc.	sold shares			(2,000)	$11.450

6/30/2006	Central Florida Investments, Inc.	sold shares			(500)	$11.420

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.410

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.440

6/30/2006	Central Florida Investments, Inc.	sold shares			(250)	$11.410

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,000)	$11.460

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Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.460

6/30/2006	Central Florida Investments, Inc.	sold shares			(9,000)	$11.408

6/30/2006	Central Florida Investments, Inc.	sold shares			(50,000)	$11.438

6/29/2006	David Siegel	Sold Puts	Aug-06	12.5	(530)	$1.203

6/29/2006	Central Florida Investments, Inc.	sold shares			(7,600)	$11.404

6/29/2006	Central Florida Investments, Inc.	sold shares			(17,400)	$11.360

6/29/2006	Central Florida Investments, Inc.	sold shares			(700)	$11.336

6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.437

6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.360

6/29/2006	Central Florida Investments, Inc.	sold shares			(24,300)	$11.360

6/29/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	23,100	$12.500

6/28/2006	David Siegel	Sold Puts	Aug-06	12.5	(672)	$1.157

6/28/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,000	$12.500

6/27/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500

6/21/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	700	$12.500

6/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(50)	$1.150

6/20/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	47,500	$12.500

6/16/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	135,900	$12.500

6/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	13,600	$12.500

6/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.250

6/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	2,900	$12.500

6/7/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	100	$12.500

6/6/2006	David Siegel	Sold Puts	Aug-06	12.5	(200)	$1.000

6/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	400	$12.500

5/30/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(4,410)	$0.800

5/26/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(400)	$0.830

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Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

5/25/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(100)	$0.850

5/25/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(400)	$12.500

5/24/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(203)	$0.950

5/23/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(513)	$0.950

5/22/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(202)	$1.005

5/19/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	May-06	12.5	1,254,000	$12.500

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EXHIBIT A

JOINT FILING AGREEMENT

     This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Bluegreen Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:      July 20, 2006

CENTRAL FLORIDA INVESTMENTS, INC.

By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	President

DAVID A. SIEGEL REVOCABLE TRUST

By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	Trustee

/s/ David A. Siegel

David A. Siegel